



06050710

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 3716

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __11/01/05__ AND ENDING __10/31/06__
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scotia Capital (USA) Inc.   OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)   FIRM I.D. NO.

One Liberty Plaza - 165 Broadway
                                    (No. and Street)

New York   NY   10006
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Joseph Olsen__   212-225-6705
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

                    (Name – if individual, state last, first, middle name)

345 Park Avenue New York   NY   10154
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 2 2 2006
THOMSON FINANCIAL

RECEIVED
DEC 1 3 2006
152

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
SEC 1410 (06-02)   unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Joseph Olsen_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Scotia Capital (USA) Inc._____, as of _____October 31_____, 20 06___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditor's report on internal accounting control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Scotia Capital (USA) Inc.:

We have audited the accompanying statement of financial condition of Scotia Capital (USA) Inc. (the Company), a wholly owned subsidiary of Scotia Capital Inc., as of October 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Scotia Capital (USA) Inc. as of October 31, 2006, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

December 1, 2006

SCOTIA CAPITAL (USA) INC.
(A Wholly Owned Subsidiary of Scotia Capital Inc.)

Statement of Financial Condition

October 31, 2006

Assets

Cash and cash equivalents	$ 2,557,979
Cash on deposit with clearing organizations	4,138,387
Securities segregated under Federal and other regulations	992,988
Receivable from brokers, dealers, and clearing organizations	176,498,555
Receivable from customers	464,633
Securities owned, at market value	229,072,464
Accrued interest receivable	2,262,316
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation and amortization of $1,387,328	1,105,931
Other assets	10,715,339
Total assets	$ 427,808,592

Liabilities and Stockholder's Equity

Liabilities:	
Payable to brokers, dealers, and clearing organizations	$ 23,286,157
Payable to customers	5,858,702
Securities sold, not yet purchased, at market value	103,449,512
Accrued interest payable	2,097,544
Accounts payable, accrued expenses, and other liabilities	26,229,957
	160,921,872
Commitments and contingencies	
Subordinated borrowings	75,000,000
Stockholder's equity:	
Common stock par value, $10 per share. Authorized, issued, and outstanding 3,000 shares	30,000
Additional paid-in capital	69,010,000
Retained earnings	122,846,720
Total stockholder's equity	191,886,720
Total liabilities and stockholder's equity	$ 427,808,592

See accompanying notes to statement of financial condition.

2

SCOTIA CAPITAL (USA) INC.
(A Wholly Owned Subsidiary of Scotia Capital Inc.)

Notes to Statement of Financial Condition

October 31, 2006

(1) Organization and Summary of Significant Accounting Policies

Scotia Capital (USA) Inc. (the Company) is a wholly owned subsidiary of Scotia Capital Inc. (the Parent), a Canadian investment dealer whose ultimate parent is the Bank of Nova Scotia (the Ultimate Parent). The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's primary business activities are trading in Canadian and U.S. securities and brokerage activities with a diverse group of domestic and foreign corporations, governments, and institutional investors.

Cash and cash equivalents include demand deposits held in banks.

Customers' securities transactions are recorded on a settlement-date basis. Securities transactions of the Company are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are valued at market value.

Obligations under agreements to repurchase securities and securities purchased under resale agreements are treated as collateralized financing transactions. The liabilities and assets which result from these agreements are recorded in the accompanying statement of financial condition at the amounts at which the securities were sold or purchased, respectively. Where such agreements are entered into to finance or borrow securities that form part of the Company's securities inventory, the market values of the related securities are included in securities owned or securities sold, not yet purchased, respectively.

Securities-borrowed and securities-loaned transactions are generally reported as collateralized financings. Securities-borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

The Company provides for all income taxes in accordance with the asset and liability method of accounting. Under this method, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled.

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Such estimates are subject to change in the future as additional information becomes available or previously existing circumstances are modified. Actual results could differ from those estimates.

(2) Related Party Transactions

The Company acts as agent for its Ultimate Parent to market certain products in the United States of America on its behalf.

SCOTIA CAPITAL (USA) INC.
(A Wholly Owned Subsidiary of Scotia Capital Inc.)

Notes to Statement of Financial Condition

October 31, 2006

Receivable from and payable to brokers, dealers, and clearing organizations includes a receivable from the Parent of $20,859,078 and a payable to Parent of $460,878, respectively. In addition, included in other assets are receivables from the Parent of $187,807 primarily associated with fees collected on the Company's behalf and receivables from the Ultimate Parent of $232,168 primarily associated with the reimbursement of general and administrative expenses. Included in accounts payable, accrued expenses, and other liabilities are payables to the Ultimate Parent of $3,277,290 primarily related to referral fees due the Ultimate Parent and intercompany costs associated with benefit plans administered by the Ultimate Parent.

(3) Securities Segregated under Federal and Other Regulations

At October 31, 2006, the Company had qualified securities in the amount of $992,988 segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission (the SEC).

(4) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations at October 31, 2006 consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 20,920,540	23,286,157
Receivable from/payable to brokers and dealers	2,515,367	—
Securities borrowed	153,062,648	—
	$ 176,498,555	23,286,157

(5) Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, consist of trading securities at market value, as follows:

	Owned	Sold, not yet purchased
Corporate debt obligations	$ 72,551,016	37,183,880
U.S. and Canadian government obligations	96,864,406	46,665,145
Canadian provincial obligations	57,353,976	19,600,487
Common stock	1,948,833	—
Foreign government obligations	354,233	—
	$ 229,072,464	103,449,512

(6) Unused Credit Facility

The Company had an unused credit facility with a financial institution amounting to $50 million as of October 31, 2006.

(Continued)

(7) Subordinated Borrowings

On June 1, 2001, the Company entered into a revolving note and cash subordination agreement (the Note) with an affiliate of the Ultimate Parent, amounting to $150,000,000. The Note bears a market rate (London InterBank Offered Rate plus 0.25%) of interest on the amount drawn upon and is covered by an agreement accepted by the NASD, and is thus available in computing net capital under the SEC's uniform net capital rule. The Note matures on May 31, 2007 and $75,000,000 was outstanding at October 31, 2006.

(8) Employee Benefit Plans

The Company participates in the Ultimate Parent's pension plan (the Plan), which covers substantially all full-time employees. The costs of the Plan have been actuarially determined. No separate determination has been made of the actuarial present value of accumulated benefits and the Plan's assets as they relate to the employees of the Company.

The Company also maintains a 401(k) salary deferral and profit sharing plan (the 401(k) plan) covering substantially all employees. Employees are permitted within limitations imposed by tax law to make pretax contributions to the 401(k) plan pursuant to salary reduction agreements. The Company matches the employee's contributions up to a maximum of 4.5% of the employee's salary.

(9) Commitments and Contingencies

The Ultimate Parent provides the Company with office space under an agreement, expiring in 2014, whereby the Company is committed to pay minimum total lease obligations as follows:

Fiscal year ending October 31:		
2007	$	805,558
2008		805,558
2009		842,495
2010		891,697
2011		886,678
2012 and thereafter		2,290,586
	$	6,522,572

In the normal course of business, the Company, from time to time, may be named as a defendant in litigation actions relating to its underwriting business. After reviewing these actions with its counsel, management does not believe that the outcome of such actions will have any material effect on its financial position.

(10) Net Capital Requirement

The Company, as a registered broker and dealer in securities, is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Under the Rule, and the related rules of the NASD, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and may be prohibited from expanding its business if the ratio exceeds 10 to 1. At

(Continued)

SCOTIA CAPITAL (USA) INC.
(A Wholly Owned Subsidiary of Scotia Capital Inc.)

Notes to Statement of Financial Condition

October 31, 2006

October 31, 2006, the Company's ratio of aggregate indebtedness to net capital was 0.15 to 1. The Company's net capital was $228,448,316, which was $226,179,158 in excess of its required net capital of $2,269,158, as of October 31, 2006.

The SEC may by order restrict, for a period of up to 20 business days, any withdrawal by a broker-dealer of equity capital, as defined, if such withdrawal when aggregated with all other withdrawals of equity capital on a net basis during a 30-calendar-day period exceeds 30% of the broker-dealer's net capital or if the SEC determines that such withdrawal would be detrimental to the financial integrity of the broker-dealer or the financial community.

(11) Income Taxes

The Company provides all income taxes in accordance with the asset and liability method of accounting and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax bases of assets and liabilities.

At October 31, 2006, the deferred tax assets of $461,062 were composed of temporary differences due to deferred compensation accruals, unrealized investment gains, and depreciation expenses. Although realization is not assured for the above deferred tax assets, management believes it is more likely than not that they will be realized through future taxable earnings.

(12) Fair Value of Financial Instruments

Statement of Financial Accounting Standards (SFAS) No. 107, *Disclosures about Fair Value of Financial Instruments*, requires disclosures about the fair values of financial instruments for which it is practical to estimate fair value. Fair value is defined in SFAS No. 107 as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The Company's financial assets and liabilities are carried at market or fair value or are carried at amounts which approximate fair value, as the market value of such items is not materially sensitive to shifts in market interest rates due to the limited term to maturity of these instruments and/or their variable interest rates. Estimates of fair value are made at a specific point in time, based on relevant market information and information about such financial instruments.

(13) Off-Balance-Sheet Credit Risk

As a securities broker and dealer, the Company is engaged in securities trading and brokerage activities with a diverse group of domestic and foreign corporations, governments, and institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, and other financial institutions. The Company's customer securities activities are processed on a delivery versus payment and receipt versus payment basis. In accordance with industry practice, the Company records these transactions on a settlement-date basis, which is generally one business day for U.S. Government securities transactions and three business days for equity and debt securities transactions.

(Continued)

SCOTIA CAPITAL (USA) INC.
(A Wholly Owned Subsidiary of Scotia Capital Inc.)

Notes to Statement of Financial Condition

October 31, 2006

As a result, the Company is exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of the contracts, in which case, the Company may be required to purchase or sell the underlying securities at prevailing market prices. In connection with the Company's customer and proprietary financing and securities settlement activities, the Company pledges securities as collateral in support of various secured financing sources such as bank loans, securities loaned, and repurchase agreements. In the event the counterparty is unable to meet its contracted obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. At October 31, 2006, the market value of securities pledged under these secured financing transactions approximated the amount due, which is recorded as securities purchased under agreements to resell in the statement of financial condition.

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities as principal. In the normal course of business, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this $103,449,512 obligation in the accompanying financial statements at the October 31, 2006 market value of the related securities. The Company will incur a trading loss on the securities if the market price increases, and a trading gain if the market price decreases subsequent to October 31, 2006. In security sales transactions, the Company is subject to risk of loss if the security is not received and the market value has increased over the contract amount of the transaction.

As a securities broker and dealer, the Company is engaged in various securities trading activities and substantially all of the Company's financial assets and liabilities are carried at market or fair values.



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal
Control Required by SEC Rule 17a-5

The Board of Directors
Scotia Capital (USA) Inc.:

In planning and performing our audit of the financial statements of Scotia Capital (USA) Inc. (the Company), a wholly owned subsidiary of Scotia Capital Inc., for the year ended October 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

8

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

December 1, 2006